QIWI Investor Day November 19th, 2018 London Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS «Safe Harbor» Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Sergey Solonin CEO, Director, Founder Product and Strategy Overview

QIWI HAS BEEN LEADING PAYMENT AND FINTECH INNOVATION Prepaid mobile top-up cards Push Payments Self-Service kiosks QIWI Wallet SOVEST FinTech Innovation Tochka QIWI Visa Card Card to card payments Money Remittance FUTURE 1999 2003 2006 2008 2018 2009 2012 2016 Rocketbank Open API Merger of OSMP and E-port IPO on NASDAQ 2015 2007 2013

QIWI AT A GLANCE

- Diversified omni channel ecosystem
- Ubiquitous presence
- Household brand

Key facts[1]

over 1 tn RUB Payment Volume in 2018	47+ mn Unique ecosystem users
20+ mn Active QIWI Wallets	1.3 bn Transactions in 2017
700+ k SOVEST cards issued	300+ k Rocketbank clients

Total Adjusted Net Revenue[1]

bn RUB


CAGR 24.8%
2.8
3.3
4.2
6.2
8.8
10.2
10.6
13.2
18.5 – 19.1
2010
2011
2012
2013
2014
2015
2016
2017
2018

[1] As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI's Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI's latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

QIWI Investor Day
5

QIWI IS BUILDING A DIVERSIFIED DIGITAL ECOSYSTEM Rapida Gateways Wallet Pay (Acquiring) Kassa Bonus Bonus Box Investor Money-Box VISA Cards Contact Money Remittance Kiosks and Terminals Bank as a Service Platform Open API Users Merchants Banks

TEAM Andrey Protopopov Head of Product and IT Boris Dyakonov CEO, Co-Founder Oleg Ryazhenov-Sims CEO Alexander Agakov Head of Payment Services Kirill Ermakov CTO Alexander Karavaev CFO

PAYMENT SERVICES Andrey Protopopov Head of Product and IT Alexander Agakov Head of Payment Services

QIWI IS OFFERING ITS CUSTOMERS A BROAD RANGE OF PAYMENT SERVICES AND USE CASES CREATING A UNIQUE PAYMENT ECOSYSTEM Digitalize cash Digital Wallet Money Remittances Pre-paid cards B2B solution

PAYMENT SERVICES KEY OPERATING METRICS Key operating metrics1 Payment Services Volume1 RUB bn CAGR13% Kiosks and terminals 150 k Active QIWI Wallets 20.8+ mn Visa QIWI Cards 500+ k Merchants active on a monthly basis 12+ k Non-banking terminals market share 60% Agents 5+ k $ 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

LET’S TAKE A CLOSER LOOK AT QIWI USERS ?

USE CASE 1: EVOLUTION OF UNBANKED (VIDEO)

EVOLUTION OF PAYMENT SERVICES VOLUME AND NET REVENUE MIX Payment Volume mix1 Payment Adjusted Net Revenue mix1 E-commerce Financial Services Money Remittances Telecom Virtual distribution Offline distribution Other BY MARKET VERTICAL BY DISTRIBUTION CHANNEL Leading payment digitalization 2 Information presented is based on the data for QD and QW segments provided in the earnings press release for the fourth quarter and full year 2013, dated March 12, 2014 3 For 9 months 2018 offline distribution includes the following distribution channels: QIWI kiosks and terminals, Contact MR, Rapida gateways, International operation; virtual distribution includes QIWI Wallet. QIWI cards, QIWI Pay 2 3 2 3 1As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

USE CASE 2: DIGITAL ENTERTAINMENT (VIDEO)

82% QIWI Wallet 5% Contact Money Remittance 3% Retail 5% Kiosks and terminals 5% International Digital Entertainment 46% Digital Money Remittance 25% Other E-commerce 7% Financial Services 11% Physical Money Remittance 5% Telecom + Other 6% PAYMENT SERVICES NET REVENUE SPLIT QIWI Wallet offers users a diverse range of digital payment use cases and generates the largest share of revenues underpinned by a omnigenous physical distribution infrastructure As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

QIWI WALLET IS A MULTI USE CASE DIGITAL PAYMENT SOLUTION Secular trends towards decreasing share of cash underpin diversification of Wallet top-up channels QIWI Wallet Top Up by source1 Key Wallet use cases Increasing share of payouts in the top up structure demonstrates the development of the Wallet ecosystem 2015 9M 2018 Cash Card Payouts Other 01 Top up with cash or online, pay to various merchants 02 Payouts to the Wallet of winnings, salaries and alike by partners 03 Small business use Wallet to get payments via p2p for goods and services 04 Use pre-paid card linked to the Wallet to pay in-store or cash-out in the ATMs 05 Me2Me money transfer to cards and bank accounts 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

QIWI WALLET PROFOUND TRANSACTION MONETIZATION POTENTIAL QIWI specializes in payments and knows how to balance growth and user monetization through different strategies QIWI WALLET Payment Services Segment Net Revenue Yield 1.24% Pay for goods and services merchant pays % to QIWI Transfer Money user pays % to QIWI Cash out user pays % to QIWI Top up with Cash Free for user QIWI pays % to the agent Top up with the Card Free for user QIWI pays % to the bank Money Transfers/ Payouts Free for user. Free for QIWI The transferor (B2B cutomer or partner) pays % to QIWI QIWI Investor Day = Merchant / User / Partner commission – Top up cost 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

USE CASE 3: TAXI DRIVERS/COMPANIES (VIDEO)

KEY FOCUS: B2B2C STRATEGY FOR SHARING ECONOMY Payouts to wallets/cards for marketplaces QIWI Wallet API Automatization of wallet operations Payments solutions for taxi aggregators Escrow payments for large platforms P2P and wallets as a platform QIWI is a platform best suited to service the emerging sharing economy businesses and consumers as well as merchants and individual entrepreneurs who need multi use case platform payment and financial solutions Payment infrastructure API

USE CASE 4: OPEN API (VIDEO)

USE CASE 5: SELF-EMPLOYED (VIDEO)

15 + million1 Self-employed in Russia in 2017 ~10 RUB trillion2 Payment turnover among participants 10 -13 % of GDP Share of GDP P2P Payment Volume3 bn RUB CAGR 42% KEY FOCUS: SELF-EMPLOYED QIWI is a platform best suited to service self-employed individuals, freelancers and individual entrepreneurs 53 150 1 According to Ministry of Labor and Social Development 2 Federal State Statistics Service P2P w/o commission Commission P2P 3 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

PAYMENT SERVICES OPERATING TARGETS OUTLOOK Key targets1 Implement new use cases, services and features for sharing economy and self-employed customers Key goals Develop and enhance key products Grow market share in key niches Facilitate user transition from offline to online Build up suite of services for B2B partners to strengthen existing and create new partnerships 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

NEW GROWTH OPPORTUNITIES Sergey Solonin CEO

KEY STRATEGIC CHALLENGES Payment Services Commoditization of payments and consecutive deterioration of transaction and settlement commissions Lack of differentiated product offering with significant switching costs User attrition and limited engagement due to limited scope of available products and services Bank Merchant User $ In order to maintain our leading position we have to constantly innovate and offer our users and partners new value added services that would increase monetization potential and strengthen our relationships

KEY STRATEGIC DIMENSIONS Cross-sell of products within ecosystem Traffic generation Payment Services Up-sale of products to new customers Develop relations with offline merchants Leverage existing merchant relations Create value for merchants by bringing new customers Offer bank-partners technological solution in new niches Increase suite of services for self-employed category of clients Penetrate new niches of retail and business users Decrease churn and expand user life cycle Develop portfolio of financial services Grow the user base Tochka multi-bank platform SOVEST Rocketbank $

A PAY-BY-INSTALLMENT CARD Oleg Ryazhenov-Sims CEO

2 YEARS OF SOVEST1 Nationwide clients acquiring network/infrastructure Issuing capacity of 70,000+ instalment cards/month Advanced technology for acquiring client that allows to go through application process within seconds Extensive retail partnership network Major retailers of electronics, fashion, travel, furniture and DIY, food, entertaining are part of SOVEST network Advanced risk modelling and scoring 700,000+ cards issued 50,000+ partner network 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

SOVEST IN QIWI ECOSYSTEM Engaging existing clients Creating value for merchant partners Bringing new clients Sovest became a significant part of QIWI ecosystem QIWI Wallet users, who get a SOVEST card transact with higher average check with the same merchants Aliexpress SOVEST average check is 4 times higher than Aliexpress QIWI average check Every SOVEST card holder gets a QIWI Wallet

SOVEST (VIDEO)

SOVEST VALUE PROPOSITION CLIENT1 MERCHANT1 BANK 0% APR No hidden commissions or insurances No banking bureaucracy New customers Larger average basket size Higher shopping frequency New low CoCA clients Increasing revenue per client by cross-selling other bank products Online banking infrastructure Up to 100% average check increase Up to 20% of merchant turnover with SOVEST generated by new customers 400,000+ applications/month 1mn transactions/month SOVEST makes profit from credit portfolio turnover The shorter period of the loan and the smaller portfolio is, the more profit SOVEST makes 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

SOVEST REVENUE MODEL Bank partners commission of various services from lead generation to full infrastructure: Onboarding new clients On-line banking infrastructure – acquisition, delivery, IT Cross-selling bank partner’s products 2017 2020 Merchant commission1 per transaction from partners retailers Customer commissions1 of various options beyond free basic product: ATM withdrawal Paid longer instalment periods Acceptance in the stores that are not in partner network Acceptance abroad 2018-2019 2017 2018 61% 34% Revenue share 2017 2018 5% 43% Revenue share 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

SOVEST KEY OPERATING METRICS1 2017 2018 2019 CoCA, RUB Number of cards issued is growing as cost of customer acquisition is decreasing Payment volume is rapidly growing, driven by number of cards issued Growing credit portfolio with increasing quality (lower COR) 2017 2018 2019 2017 2018 2019 SOVEST payment volume, bn RUB Credit portfolio, bn RUB COR, % Cards issue, cumulative, 000’s 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

LTV BY MONTHLY VINTAGES 20181 CoCA, COR improvement Client commissions introduction Lifetime = 37 months (lower level of LT achieved with Exponential Smoothing analysis of client life time) 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

WHAT IS A SOVEST MULTI-BANK One of the key priorities is developing SOVEST under the multi-bank model which connects partner banks and effectively scales the business by creating a platform enabling consumers to borrow from the balance sheets of partner banks Bank 1 Bank 2 Bank 3 Partner Retailers purchases in partnership network card issuing Today Tomorrow Choose the Bank

MULTI-BANK VALUE PROPOSITION COF and COR are transferred to the partner banks. Partner bank keeps the loans on its books. SOVEST reduces costs and scales up the project SOVEST New low CoCA clients Increasing revenue per client by cross selling other bank products IT and online banking infrastructure PARTNER BANK

STRATEGY 2019 – FORWARD Improve LTV Increase user loyalty to secure better user economics Consumer value added services Higher fee revenues New product features Cross-sell Growing the number of customers Developing the project to achieve economies of scale Accelerating Net Revenue growth Test and scale the multi-bank mode First pay-by-installment card project in Russia Key target1 Key goals Cards issues, cumulative mn units Develop merchant pool Maintain and reinforce value proposition for merchants 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

TOCHKA A leading player in the SME segment Boris Dyakonov CEO, Co-founder

TOCHKA AT A GLANCE Innovative digital banking service for entrepreneurs Unique team and proven business model The largest digital SME bank in Europe Technological solutions and know-hows Unique quality of client experience Broad range of banking products and services – all online Non-financial services The world’s largest multi-banking solution Creates value for both customers and partner banks Highly scalable

TOCHKA – ONE OF THE LEADERS IN THE SME SEGMENT 3rd place Best mobile app (Peer Recognition Award category) by Efma 75 Net Promoter Score2 – highest on the market 4 consecutive years Best mobile and internet bank for business by Markswebb Rank&Report Tochka is well known for its unique approach to servicing its clients Market size 3.4 mn 1.1 mn 1.0 mn 0.2 mn Number of companies1 Tochka’s market share 2 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation 1 Market data

Financial services Loyalty program Online accounting Tax calendar and electronic submission of filings Sole Traders & LLC registration TOCHKA PRODUCT OFFERING Tochka offers a broad range of banking, financial and non-financial products and services for small and medium businesses Banking products Debit card, deposits, overdraft Acquiring Payroll settlement Bank guarantees Client-friendly functions Online onboarding of clients and support 24/7 service Online dash boards and analytics

TOCHKA PRODUCT OFFERING WHAT MAKES US DIFFERENT? Mobile & internet bank for all operating systems and devices First multi-bank platform Open API for integration with any services Gamification

TOCHKA KEY OPERATING METRICS: STRONG GROWTH Client Deposit Balances1 Open accounts1 2017 2018 >240,000 SME accounts as of October 2018 Cumulative, 000’s bn RUB 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

Net interest income 28% Subscriptions 33% Payments & non-financial services 39% TOCHKA KEY OPERATING METRICS: BUSINESS MODEL Accelerating client growth with attractive income structure Income structure October 20181 Open accounts1 Main target is to increase the share of high-margin clients, in particular through the development of non-financial services 2017 2018 000’s 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

TOCHKA: USER EXPERIENCE (VIDEO)

STRATEGY Key target1 Key goals Number of clients, 000’s Reinvent the concept: bank for entrepreneurs 2.0 with ”all-in-one” mobile experience Extend suite of non-banking services Conquer market share using strong momentum and our brand value and NPS Extend Multi-bank model Increase efficiency and LTV 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

A WILD CARD Sergey Solonin CEO

ROCKETBANK AT A GLANCE 100% digital neobank Mobile App Debit Card Deposits Current accounts Payments Insurance Fast and seamless on-boarding – fast delivery with minimal paper work Robust technology – digital only UX Attractive value proposition for the user - % on current account balances, loyalty programs

ROCKETBANK: A PRODUCT FOR GEN Y AND Z USERS Fast growing consumer base with attractive profile POS transactions1 Deposits and current accounts1 Cards1 Active customers1 х1.8 х0.72 Monthly POS transactions per active user1 Monthly cash-out transactions1 bn RUB 000’s 1 mn 2019 2023 RUB RUB 5 mn 2 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation 2 Source: The Central Bank of Russia 1 1

GEN Y AND Z ARE THE MOST ATTRACTIVE CUSTOMERS Grow with smartphones in hand Own culture of communication Low response to usual advertising Value emotional interaction with companies and brands Millennials are young, earn money and have long consumer life-cycle They are the most attractive audience for businesses who look into the future Age 20-35 Have income Travel a lot love brand 50% come from friends

KEY TO SUCESS MARKETING1 IT SERVICE $150 $20 Rocketbank is more an IT company or a creative agency than a bank UAC UAC 1 As of September 30, 2018 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

WILDCARDS CREATING SUPER-INNOVATIVE PRODUCTS WHICH ARE POTENTIAL GAME-CHANGERS

ROCKETCITY The ultimate gamification experience

ROCKETCITY (VIDEO)

STRATEGY Sergey Solonin CEO

REINFORCE QIWI ECOSYSTEM CREATING VALUE FOR PARTNERS AND USERS

We expand our suite of services to further amplify our ecosystem by engaging consumers and partners in more products and generating additional value



Flocktory
QIWI Blockchain Technologies
SOVEST
точка
Tochka
Rocketbank
Partners
Banks
Merchants
Consumers
B2C
B2B
01
02
03
Open API
Payment Services
Bank as a Service

QIWI Investor Day 57

OUR STRATEGIC FOCUS IS TO COVER FULL CUSTOMER LIFE CYCLE OF OUR CUSTOMERS Self-employed customer Merchant customer Engagement Pre-User Light User Normal User Loyal User Usage of P2P capabilities Qiwi Wallet + Qiwi Card = light banking service Consumer Financial Services Cash payments through QIWI physical network SOVEST Rocketbank salary and deposit products NEW USER INFLOW Payments to cards & Qiwi Wallet SME financial services Consumer Financial Services Acquiring in app Cash collection through QIWI physical network Engagement Pre-User Light User Normal User Loyal User NEW USER INFLOW

USE CASE 6: ECOSYSTEM (VIDEO)

QIWI IS WELL POSITIONED TO WIN IN A FAST CHANGING LANDSCAPE GROWTH Expand the suite of services Build new partnerships Develop new niches and highly differentiated use cases Leverage existing relations and infrastructure Build up consumer life cycle and increase engagement Leverage and enrich P2P infrastructure Develop cutting edge data-drive solutions Roll out pioneering business models Become a technological provider Reinforcement Expansion Innovation 01 02 03

INTERMISSION